

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2011

Via Email

Jeremy Pearman
Chief Executive Officer
Securitas EDGAR Filings, Inc.
Empire State Building
350 5th Avenue, 59th Floor
New York, New York 10118

> **Re: Securitas EDGAR Filings, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed March 1, 2011**
> **File No. 333-167824**

Dear Mr. Pearman:

We have reviewed amendment three to your registration statement and your letter submitted March 1, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

1. It appears that you erroneously removed the word "through" from the second sentence of the sixth paragraph on page 1. Please revise.

Balance Sheets, page F-2

2. We note that your deficit accumulated during development stage on the face of your Balance Sheet does not agree to accumulated net loss on the face of your Income Statement or on the face of your Statements of Cash Flows. Please amend as appropriate.

<u>Signatures, page 47</u>

3. We reissue comment 5 of our letter dated December 23, 2010. Please ensure that the dates of all signatures are consistent with the date of filing the respective amendment. We note that you updated Mr. Pearman's signatures to be consistent with the date of your most recent amendment, but you did not update the signature block that precedes the company's signature.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact, Robert Babula, Staff Accountant, at (202) 551-3339 or in his absence Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Chase, Staff Attorney, at (202) 551-3485, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Brigitte Lippmann   for

H. Christopher Owings
Assistant Director

cc: Robert L.B. Diener, Esq.
        Via Email rob@rdienerlaw.com